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SEC FILE NUMBER
000-50373

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Horne International, Inc.

Full Name of Registrant
N/A

Former Name if Applicable
2677 Prosperity Avenue, Suite 300

Address of Principal Executive Office (Street and Number)
Fairfax, VA 22031

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Management and the Company’s Board of Directors are in the process of negotiating additional financing from affiliates of the Company to provide additional liquidity for the Company. These negotiations are in the latter stages and the Company expects to complete these negotiations in the near future, however, the final completion date may not be early enough for inclusion in the Annual Report on Form 10-K. In addition, the Company has agreed to the terms of a Letter of Interest for an accounts receivable financing facility provided by Wells Fargo Bank. This Letter of Interest is not binding and is subject to final due diligence and approval by Wells Fargo Bank. Management is also in the process of completing its analysis of the Company’s liquidity for purposes of determining the appropriate disclosures to be made in the Form 10-K. Until binding agreements relating to the additional financing have been negotiated and executed, the Company is not in a position to give effect to such financing’s impact on the Company’s liquidity in the disclosures set forth in, and the financial statements and notes thereto to be included in, the Form 10-K. The Company expects to file its Form 10-K on or before April 14, 2008 (the fifteenth calendar day following the prescribed due date, as permitted by Rule 12b-25).
The Company’s independent registered public accounting firm has indicated that if the Company is unable to negotiate and execute satisfactory additional financing and conclude on the adequacy of liquidity, the accounting firm would issue an opinion with respect to the Company’s financial statements that expresses substantial doubt about the Company’s ability to continue as a going concern.
There can be no assurance that the Company will be able to successfully negotiate and execute satisfactory additional financing or, if completed, that the additional financing will sufficiently mitigate the Company’s liquidity risk. Accordingly, there can be no assurance as to the type of opinion the independent registered public accounting firm might issue with respect to the Company’s financial statements.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Michael M. Megless	(703)	641-1100
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

Horne anticipates that the earnings statement to be reported in the Form 10-K will contain significant changes from its results of operations for the fiscal year ended December 30, 2007. As of December 30, 2007, Horne had cash and cash equivalents of $666,000 and has incurred less than $200,000 of new debt since December 31, 2006. That debt was for the financing of equipment purchases. The decrease from the comparable balance at December 31, 2006 of $4,465,000 was primarily due to the net operating loss for Horne during fiscal 2007. Horne’s fiscal 2007 operations consumed $3,840,000 of cash primarily in losses from operations in all segments.
The Company is working to obtain financing to fund operations and eliminate the need for a qualified opinion of the 2007 financial statements. Without such financing, the Company anticipates that its independent registered public accounting firm will express substantial doubt about its ability to continue as a going concern.
Revenues for Horne decreased from $28.3 million for fiscal 2006 to $17.7 million in fiscal 2007 with decreases in all segments. Our Services segment revenue decreased by approximately $8 million due to the completion or termination of several large contracts in 2006.
Net loss increased to $19.1 million for fiscal 2007 as compared with a net loss of $8.6 million in fiscal 2006. The 2007 net loss includes approximately $12 million of intangible related write-offs from prior acquisitions.
This Notification of Late filing on Form 12b-25 contains forward-looking statements, including statements regarding Horne’s anticipated financial results and condition and its ability to complete the filing of its Annual Report on Form 10-K within the 15-day extension period. These statements are based on current expectations as of the date of this filing and involve a number of risks and uncertainties, which may cause results to differ materially from those indicated by these forward-looking statements. These risks include, without limitation, risks related to Horne’s ability to finalize additional financing, our independent auditor’s ability and time constraints to review such financing and issue their audit opinion, and Horne’s ability to complete the 10-K filing process within the 15-day extension period. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Notification of Late Filing on Form 12b-25. Horne International, Inc., undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Horne International, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	By:

Michael M. Megless
Chief Financial Officer